UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CDI Corp.

(Name of Subject Company)

CDI Corp.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

125071100

(CUSIP Number of Class of Securities)

Brian D. Short, Esq.

Executive Vice President, Chief Administrative Officer and General Counsel

CDI Corp.

1735 Market Street, Suite 200

Philadelphia, PA 19103

(215) 636-1129

With copies to:

Martin Nussbaum, Esq.

Ian Hartman, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2017 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by CDI Corp., a Pennsylvania corporation (“CDI” or the “Company”). The Schedule 14D-9 relates to the tender offer by Nova Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a direct wholly owned subsidiary of Nova Intermediate Parent, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO previously filed with the SEC on August 14, 2017 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of common stock, par value $0.10 per share of CDI (the “Shares”) at a purchase price of $8.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

EXPLANATORY NOTE

On August 17, 2017, a putative class-action lawsuit was filed in the United States District Court for the Eastern District of Pennsylvania, captioned Scarantino v. CDI Corp. et al., case no. 2:17-cv-03700-MAK (the “Scarantino action”). On August 23, 2017, a second putative class-action lawsuit was filed in the United States District Court for the Eastern District of Pennsylvania, captioned Jurmu v. CDI Corp. et al., case no. 2:17-cv-03787 (the “Jurmu action”). On August 25, 2017, a third putative class-action lawsuit was filed in the United States District Court for the Eastern District of Pennsylvania, captioned Carter v. CDI Corp. et al., case no. 2:17-cv-03839 (the “Carter action”).

The plaintiffs in the Scarantino action, the Jurmu action and the Carter action seek, among other things, an injunction against the consummation of the Offer and the Merger or, in the alternative, rescinding the Offer and the Merger and awarding rescissory damages, as well as an award of costs and expenses (including a reasonable allowance for attorneys’ and experts’ fees).

The Company believes that the claims asserted in the Scarantino action, the Jurmu action and the Carter action are without merit. However, to alleviate the cost, risks and uncertainties inherent in litigation, the Company is hereby providing certain additional disclosures (the “Supplemental Disclosures”). The Company denies the allegations of the class action complaints, and denies any violations of law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required. The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of the Company” is hereby amended and supplemented as follows:

Inserting after the second sentence of the first paragraph under the heading entitled “Legal Representation” on page 16 of the Schedule 14D-9 the following:

Dechert was engaged in connection with the potential transaction in light of their knowledge of the Company and experience with similar corporate transactions.

Replacing the first paragraph under the heading entitled “Transaction Committee” on page 16 of the Schedule 14D-9 with the following:

Messrs. Carlini, Emmi, Karlson and Winokur, each members of the Board, served on the Board’s Transaction Committee in connection with the negotiation of the Transactions, and Messrs. Carlini, Emmi and Winokur earned $16,000 and Mr. Karlson earned $15,000 in connection with their service on the Transaction Committee in accordance with the Company’s fees for service on a committee of the Board, which is composed of a $3,000 fee for their service on the Transaction Committee and a $1,000 fee for each of the meetings of the Transaction Committee attended by such member of the Transaction Committee.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 under the heading “Background of the Merger Agreement; Reasons for the Recommendation” is hereby amended and supplemented as follows:

Replacing the ninth paragraph under the heading entitled “Background of the Merger Agreement” on page 19 of the Schedule 14D-9 with the following:

As Houlihan Lokey was contacting selected buyer candidates on a confidential basis as authorized by the Board, Dechert prepared a draft nondisclosure agreement (“NDA”) that prospective buyers would be required to sign in order to engage in communications and due diligence with respect to a prospective acquisition of the Company. The NDA, among other things and subject to certain exceptions, required potential bidders to agree to preserve the confidentiality of any information about the Company received during the Process, to not solicit the Company’s management or employees for two years after the date the bidder signed the NDA, and to not make any proposal regarding a potential acquisition of the Company, other than a confidential proposal made at the request of the Board (a so-called “standstill” provision), for eighteen months after the date the bidder signed the NDA. Each participant in the Process was required to sign an NDA, though the exact terms of the NDA were separately negotiated with each prospective buyer and differed from what was presented in the initial draft, particularly with regards to the duration of the non-solicitation provision; however, the standstill provision in each NDA, which, among other things, prohibited each participant in the Process from making any public disclosure, or taking any action, including requesting a waiver or modification of any provision of the standstill provision, that could require the Company to make any public disclosure with regard to a proposed transaction, did not differ materially from what was presented in the initial draft of the NDA other than with respect to duration, which ranged from fifteen to eighteen months from the date of the respective NDA. These provisions in the NDA were intended to encourage the prospective bidders to put forth their highest offer in the process being conducted by the Company.

Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor” is hereby amended and supplemented as follows:

Replacing the third paragraph under the heading “Summary of Material Financial Analyses” on page 43 of the 14D-9 with the following:

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were based on the closing price of the common stock of the selected companies listed below as of July 28, 2017. The estimates of the future financial and operating performance of the Company relied upon for the financial analyses described below were based on the Projections. The implied per share value reference ranges indicated by the selected companies and discounted cash flow analyses reflected certain estimated future tax savings from the Company’s net operating loss tax carryforwards and/or other tax attributes. For purposes of its discounted cash flow and selected companies analyses, Houlihan Lokey calculated an implied value reference range of the Estimated Tax Savings from the Company’s net operating loss tax carryforwards of $11.4 million to $11.5 million based on the Projections and other information provided by Company management and a discount rate range of 16.0%

to 17.0% based on a calculation of the Company’s cost of equity. For purposes of its discounted cash flow analysis, Houlihan Lokey calculated an implied value reference range of the Estimated Tax Savings from the Company’s tax amortization benefits of $5.1 million to $5.3 million based on the Projections and other information provided by Company management and a discount rate range of 14.0% to 15.0% based on a calculation of the Company’s weighted average cost of capital. In addition, for purposes of the selected companies and discounted cash flow analyses, the Company’s time-vested deferred stock was treated as a liability and the underlying shares were excluded from fully diluted shares outstanding for purposes of calculating per share values.

Replacing the last two paragraphs under the heading “Summary of Material Financial Analyses” on page 44 of the 14D-9 with the following:

Taking into account the results of the selected companies analysis and its experience and professional judgment, Houlihan Lokey applied multiple ranges of 0.15x to 0.20x to the Company’s LTM Revenue (ended June 30, 2017), 0.15x to 0.20x to the Company’s estimated NFY Revenue (2017) and 7.0x to 8.0x to the Company’s estimated NFY + 1 Adjusted EBITDA (2018). The selected companies analysis indicated implied value reference ranges for the Shares of $6.37 to $8.32 per share based on LTM Revenue, $6.47 to $8.47 per share based on NFY Revenue and $6.34 to $7.18 per share based on NFY + 1 Adjusted EBITDA, as compared to the Merger Consideration of $8.25 per share in the Transactions pursuant to the Merger Agreement.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Projections. Houlihan Lokey applied perpetual growth rates ranging from 2.5% to 3.5% based on its experience and professional judgment and discount rates ranging from 14.0% to 15.0% based on a calculation of the Company’s weighted average cost of capital. The discounted cash flow analysis indicated an implied value reference range for the Shares of $4.49 to $5.47 per share, as compared to the Merger Consideration of $8.25 per share in the Transactions pursuant to the Merger Agreement.

Item 4 of the Schedule 14D-9 under the heading “Certain Forecasts” is hereby amended and supplemented as follows:

Replacing the third sentence of the first paragraph under the heading entitled “Important Information Concerning the Forecasts” on pages 45 and 46 of the Schedule 14D-9 with the following:

However, in connection with the Process, certain non-public projected financial data relating to the Company for the years 2017 through 2019 was prepared in March of 2017 by or at the direction of, and approved for Houlihan Lokey’s use by, management of the Company (the “Forecasts”), which are also referred to as the “Projections” in this Schedule 14D-9.

Replacing the table at the end of the section under the heading entitled “Important Information Concerning the Forecasts” on page 46 of the 14D-9 with the following:

	Fiscal Year Ending December 31,
	2017 (estimated)	2018 (estimated)	2019 (estimated)
Revenue	$759,267	$905,604	$993,459
Revenue Growth	(5.7)%	19.3%	9.7%
Cost of Services	$607,080	$719,550	$784,735
Gross Profit	$152,188	$186,055	$208,723
Depreciation & Amortization	$9,055	$9,300	$9,102
EBITDA (1)	$(4,168)	$15,900	$34,047
Additional Financial Information:
Capital Expenditures	$4,731	$6,000	$6,500
Cash Flow from Change in Net Working Capital	$8,170	$(14,995)	$(17,627)

(1)	EBITDA represents earnings before interest, taxes, depreciation and amortization.

Use of Non-GAAP Financial Measures in the Forecasts

EBITDA constitutes a non-GAAP financial measure within the meaning of the applicable rules and regulations of the SEC. The Company believes EBITDA assists investors and analysts, as well as prospective buyers, in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of the Company’s core operating performance. EBITDA is also used by management in its evaluation of core operations and financial and operational decision-making. In addition, EBITDA was, among other things, considered by Houlihan Lokey in connection with the financial analyses performed in connection with the preparation of its opinion as more fully described under—Summary of Material Financial Analyses.

EBITDA has limitations as an analytical tool, should not be viewed as a substitute for financial information determined in accordance with GAAP, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. Some of the limitations of EBITDA as an analytical tool is: (i) it does not reflect all of the Company’s cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, the Company’s working capital needs; (iii) it does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debts; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and (v) other companies in the Company’s industry may calculate EBITDA differently than the Forecasts, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of EBITDA to the most directly comparable GAAP measure for each of the periods indicated:

	Fiscal Year Ending December 31,
	2017 (estimated)	2018 (estimated)	2019 (estimated)
Net (Loss) Income	$(15,525)	$4,295	$22,929
Interest	$(1,010)	$(1,010)	$(757)
Taxes	$(1,291)	$(1,295)	$(1,259)
Depreciation	$(6,561)	$(6,810)	$(6,752)
Amortization	$(2,495)	$(2,489)	$(2,350)
EBITDA (1)	$(4,168)	$15,900	$34,047

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended and supplemented as follows:

Inserting at the end of the section under the heading “Certain Litigation” of the Schedule 14D-9 the following:

The Company believes that the claims asserted in the Scarantino action, the Jurmu action and the Carter action are without merit. However, to alleviate the cost, risks and uncertainties inherent in litigation, the Company is hereby providing certain additional disclosures (the “Supplemental Disclosures”). The Company denies the allegations of the class action complaints, and denies any violations of law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required. The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 Amendment No. 4 is true, complete and correct.

CDI CORP.

	By:	/s/ Brian D. Short
Name: Brian D. Short
Dated: September 5, 2017	Title: Executive Vice President, Chief Administrative Officer and General Counsel